REALTA EQUITIES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-43567

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Realta Equities,Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1201 N. Orange Street, Suite 729
(No. and Street)

Wilmington	Delaware	19801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jake Palmer	302-307-1433 EXT 710	jpalmer@realtawealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners, LLC
(Name – if individual, state last, first, and middle name)

733 Route 35 North Suite A	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

01/06/2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Realta Equities,Inc.

OATH OR AFFIRMATION

I, _____Jake Palmer_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Realta Equities ,Inc._____ , as of _____December 31_____ , 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Jake Palmer_____

Title: _____Chief Compliance Officer_____

_____
Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Realta Equities, Inc. and Subsidiary

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Realta Equities, Inc. and Subsidiary as of December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the consolidated financial position of Realta Equities, Inc. and Subsidiary as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Realta Equities, Inc. and Subsidiary's management. Our responsibility is to express an opinion on Realta Equities, Inc. and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Realta Equities, Inc. and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Realta Equities, Inc. and Subsidiary's auditor since 2024.

Adeptus Partners, LLC

Ocean, New Jersey
April 24, 2026


REALTA EQUITIES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2025

Assets


Assets:	
Cash and cash equivalents	$ 2,377,121
Marketable securities at market value	54,435
Receivable from broker-dealers, net	5,888,603
Receivable from related parties, net	4,582,188
Prepaid expenses	178,114
Cash deposited with clearing organizations	329,335
Deferred tax asset	1,180,788
Equipment and furnishings, net	34,116
Total assets	$ 14,624,700


Liabilities and Stockholder's Equity


Liabilities:	
Commissions payable	$ 5,431,232
Accounts payable	377,169
Deferred incentive	560,954
Accrued expenses and other liabilities	1,117,379
Total liabilities	7,486,734
Stockholder's equity	7,137,966
Total liabilities and stockholder's equity	$ 14,624,700

The accompanying consolidated notes are an integral part of these consolidated financial statements.

Note 1 - Organization and Nature of Business

The following accounting principles and practices of Realta Equities, Inc., and Subsidiary (the "Company") are set forth to facilitate the understanding of data presented in the consolidated financial statements.

Description of business operations - The Company operates as a securities broker and dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). It has a wholly owned subsidiary, Realta Equities Insurance Agency, Inc., which is currently dormant. Realta Equities Inc. is a wholly-owned subsidiary of Orange Street Holdings, Inc. ("Orange Street"). Orange Street also has two other subsidiaries, Realta Investment Advisors, Inc. ("RIA") and Realta Insurance Services, LLC ("RIS"). RIA is 100% owned by Orange Street and RIS is 99% owned by Orange Street.

The Company has independent registered representatives who operate offices in Arizona, California, Colorado, Delaware, Florida, Georgia, Idaho, Illinois, Kentucky, Maryland, Minnesota, Montana, Nevada, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Tennessee, Texas, Utah, Virginia, and Washington. Its primary source of revenue is commissions for providing brokerage services to small businesses and individuals. Each registered representative receives a share of the commissions earned and is responsible for his or her own expenses.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation - The Company prepares its consolidated financial statements on the accrual basis of accounting and follows accounting principles generally accepted in the United States of America ("U.S. GAAP"), as established by the Financial Accounting Standards Board (the FASB"), to ensure consistent reporting of the consolidated financial statements.

Use of estimates - The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and cash equivalents – Cash and cash equivalents are defined as short-term, highly liquid investments with original maturities of less than 90 days. Cash and cash equivalents include amounts held at financial institutions and clearing brokers. Deposits held at financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Securities Investor Protection Corporation ("SIPC") insures the brokerage accounts with clearing brokers to the extent of $500,000 (including up to $250,000 for cash). The Company's cash accounts at times exceeds amounts covered by insurance provided by the FDIC and SIPC. At December 31, 2025, the Company had $2,377,121 in cash and cash equivalents held in interest-bearing bank accounts and at clearing brokers, of which $1,877,121 exceeded federally insured limits.

Note 2 – Summary of Significant Accounting Policies (CONTINUED)

Receivables from broker-dealers - Receivables from broker-dealers represent amounts due from other broker-dealers in connection with securities transactions, including amounts related to clearing, settlement, and other operational activities. These receivables are recorded at their net realizable value, reflecting any applicable allowance for credit losses. The Company evaluates the collectability of amounts due from broker-dealers on an ongoing basis, considering factors such as the financial condition of the counterparty, historical payment experience, and the nature of the underlying transactions. Receivables are generally short-term, non-interest bearing, and unsecured unless otherwise specified.

Receivables from related parties - Receivables from related parties represent amounts due from affiliates under common ownership or control. These receivables are recorded at their outstanding principal balance. The Company evaluates the collectability of related party receivables on an ongoing basis, considering factors such as the financial condition of the related party, payment history, and the nature of the underlying transactions. If collection is not reasonably assured, an allowance is established or the receivable is written off when deemed uncollectible.

Marketable Securities – Marketable securities consist of mutual funds that are valued at fair value. Unrealized gains and losses represent the difference between the cost of the securities and their fair value at the reporting date and are included in net income. The first-in, first-out method is used to determine realized gains and losses.

Deferred incentive – The Company entered into a seven-year clearing services agreement with Pershing LLC ("Pershing") and received an incentive credit of $682,901 to join its platform. This incentive is being amortized on a straight-line basis over the term of the agreement. The unamortized portion of the incentive is recorded as deferred revenue. As of December 31, 2025 the remaining deferred incentive balance was $560,954.

Equipment and furnishings – Equipment and furnishings consist primarily of furniture, fixtures, and office equipment that are stated at cost and are being depreciated over estimated useful lives of three to five years using straight-line methods.

Income taxes - As a wholly-owned subsidiary, the Company is part of the consolidated tax return filing of Orange Street. The Company, as a wholly-owned subsidiary of this consolidated group, is responsible for its share of its income tax allocated by its share of taxable income.

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates expected to apply in the years in which

Note 2 – Summary of Significant Accounting Policies (CONTINUED)

those temporary differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. A valuation allowance was not necessary and not recorded at December 31, 2025.

It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more-likely-than-not to be sustained upon examination by taxing authorities. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established if it is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial period may be affected. The Company's policy is to recognize interest and penalties related to income tax issues as components of income tax expense. For the year ended December 31, 2025, there were no interest and penalties charged to the Company and the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying consolidated financial statements.

In addition, the Company periodically undergoes certain income tax reviews by federal, state, and local taxing authorities. The Company is generally not able to reliably estimate the ultimate settlement amounts, if any, until the close of the audits; however, such audits have not resulted in any changes to any prior year Federal or State tax filings. The status of federal and state tax examinations varies by the legal entities and jurisdictions in which the Company operates. As of December 31, 2025, the Company is generally subject to potential audit by U.S. Federal or state tax authorities for the years 2022 through 2025 and the Company is not currently undergoing any federal or state tax examination through the date the consolidated financial statements were available to be issued.

Segment Information - Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update ("ASU") 2023-07 *Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures* ("ASC 280"), that became effective for fiscal years beginning after December 15, 2023. Additional disclosures required by ASC 280 are provided in Note 16 – Segment Reporting.

Current Expected Credit Losses - The Company follows ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("CECL"). For short-term accounts receivable, CECL requires an entity to estimate the credit losses expected to be incurred over the life of a financial asset based on historical experience, current conditions, and reasonable and supportable forecasted information. The Company then records the estimated expected credit losses using an allowance for credit losses, which is presented as a reduction to accounts receivable on the consolidated statement of financial condition. Subsequent changes in the estimated expected credit losses are reported in the respective period's earnings. Receivables

Note 2 – Summary of Significant Accounting Policies (CONTINUED)

are written off when they are determined to be uncollectable. As of January 1, 2025, and December 31, 2025, there was no allowance for credit losses. As of December 31, 2025, total receivables amounted to $10,470,791, of which $5,888,603 was receivable from broker-dealers and $4,582,188 was receivable from related parties.

Subsequent Events – The Company has evaluated subsequent events through April 24, 2026, the date which the consolidated financial statements were available to be issued. There were no significant subsequent events or transactions which required recognition or disclosure in the consolidated financial statements, other than the three lawsuits settled as disclosed in note 8.

Note 3 - Cash Deposited with Clearing Organizations

The Company maintains fully disclosed clearing arrangements with multiple clearing brokers (the "Clearing Brokers") under which the Clearing Brokers carry the accounts of the Company's customers and clear and settle customer securities transactions. Under these agreements, the Company introduces all customer accounts to the Clearing Brokers, who maintain the related records, custody of customer securities, and collection and disbursement of customer funds.

The Company is responsible for certain customer activities, including the risk of non-performance by customers in connection with their trading activities. Pursuant to the clearing agreements, the Company is required to maintain deposit accounts with the Clearing Brokers. These deposits totaled $329,335 at December 31, 2025.

The Company's exposure to credit risk is mitigated by the Clearing Brokers' internal controls, credit policies, and the Company's own procedures for monitoring customer activity. In the event a customer fails to satisfy its obligations, the Company may be required to indemnify the Clearing Brokers for any resulting losses.

The Company does not hold customer funds or securities and is exempt from SEC Rule 15c3-3 under the exemption provisions of paragraph (k)(2)(ii).

Note 4 - Fair Value Measurements

U.S. GAAP establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 4 - Fair Value Measurements (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

-Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access;

-Level 2 Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly;

-Level 3 Inputs are unobservable inputs for the asset or liability. Assets are recorded at historical cost to obtain the assets unless other inputs are available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Investments are recorded at fair value. Cost is determined on the first-in, first-out ("FIFO") basis when calculating gains and losses. Changes in the difference between cost and fair value are included in the consolidated statement of income. The net unrealized holding gain on securities was $8,022 for the year ended December 31, 2025.

Cost and fair value of investments consisted of the following at December 31, 2025:

	Cost	Gross Unrealized Gain	Level 1 Fair Value
Mutual funds	$ 46,413	$ 8,022	$ 54,435
Total	$ 46,413	$ 8,022	$ 54,435

Note 5 – Registered Representative Receivable

During the year ended December 31, 2025, the Company wrote off the registered representative receivables balance totaling $364,412, which is included in selling, general and administrative expense in the consolidated statement of income. The write-offs related primarily to amounts due from former registered representative that were determined to be uncollectable after exhaustion of the Company's normal collection procedures.

Note 6 – Registered Representative Settlements

During the reporting period, the Company recorded reimbursements from registered representatives of legal expenses incurred on their behalf. During the year ended December 31, 2025 the Company recorded $77,500 of legal settlements within the other income (expense) section of the accompanying consolidated statement of income.

Note 7 – Deferred Incentive

On September 21, 2024 the Company entered into a clearing arrangement with Pershing. As part of this agreement, the Company recognizes revenue in equal installments over a seven-year period, contingent upon their continued service with Pershing. The deferred incentive totaled $682,901. During the year ended December 31, 2025, the Company recorded deferred incentive income of $97,557 as other income in the consolidated statement of income. The balance of the deferred incentive at December 31, 2025 was $560,954.

Note 8 – Contingencies

The firm is a respondent and co-respondent in FINRA arbitrations brought by former customers, or in discussions with customers who have threatened to file FINRA arbitrations. The customers generally allege that products sold to them by registered representatives of the firm were unsuitable.

Subsequent to December 31, 2025, the firm settled three lawsuits for $245,000 which were recorded in the 2025 financial year in legal settlements within the other income (expense) section of the accompanying consolidated statement of income.

Note 9 – Income Taxes

In accordance with ASC 740, deferred tax assets and liabilities result primarily from timing differences in depreciation, accounting for unrealized gains (losses) on marketable securities, and net operating loss carryforwards. At December 31, 2025, the Company had tax loss carryforwards of $4,510,744. In accordance with the CARES Act and the Inflation Reduction Act of 2022, these carryforward losses do not have an expiration date. At December 31, 2025, the amount of the deferred tax asset was $1,180,788, which is primarily comprised of the net operating loss carryforwards. The Company's effective tax rate of 27.5% approximated the statutory rate of 28.0% comprised of a federal tax rate of 21.0% and a state tax rate of 7.0%.

Note 10 - Related Party Transactions

At December 31, 2025, the Company had a receivable due from RIA of $1,721,632, which is presented in the consolidated statement of financial position within receivable from related parties, net. During the year the Company paid expenses in the amount of $1,786,330, primarily related to employee salaries, professional services, and general shared operating expenses.

Note 10 - Related Party Transactions (CONTINUED)

The Company had a receivable due from Orange Street, at December 31, 2025, in the amount of $2,860,556 which is presented in the consolidated statement of financial position within receivable from related parties, net. During the year the Company paid expenses in the amount of $1,361,957, primarily related to employee salaries, professional services, and general shared operating expenses.

The Company earned revenue of approximately $17,900,000 from Madison Capital Group, LLC, an affiliate, which is presented in the consolidated statement of income within registered representative commissions and managing broker-dealer fees

Note 11 – Segment Reporting

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, *Segment Reporting*. The Company's business activities consist primarily of executing securities transactions, providing investment banking services, and other related services in the securities industry. The Company has identified its Chief Compliance Officer and Chief Operating Officer who are responsible for segments and operations as the chief operating decision makers ("CODMs"), who use net income to evaluate the results of the business to manage the Company. Additionally, the CODMs use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODMs manage the business activities using information of the Company as a whole. Because the Company has only one operating segment, no additional segment-level information is required under the provisions of ASC 280.

The accompanying consolidated statement of income presents the segment revenue and expenses of this single reporting segment. All revenues and expenses are allocated to the broker-dealer activities, and there is no significant variation in performance across different areas of the business.

The accompanying consolidated statement of financial condition presents all segment assets of this single reporting segment. The cash provided by operating activities of this segment, the deposits of $61.7M, is presented in the accompanying consolidated statement of cash flows.

Note 12 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule") and has elected to compute its net capital under the basic method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $1,154,589 which was $655,473 in excess of its required net capital of $499,116. The Company's aggregate indebtedness to net capital ratio was 6.48 to 1. The Company is exempt from the provisions of SEC Rule 15c3-3 under Paragraph (k) ((2) (ii).